SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on August 16, 2021, Aneel issued the Technical Note No. 152/2021-SFF-SFG-SRG/ANEEL about the process of inspection and monthly reprocessing of CCC benefits paid to Boa Vista Energia, in the period of July 2016 to April 2017 (2nd inspection term), credits that were assigned to Eletrobras, within the scope of the privatization process of the aforementioned distribution company.

In the 2nd inspection period of Boa Vista, in addition to the payments made in the aforementioned period, Eletrobras' claim was analyzed by Aneel, referring to the 1st inspection period, which was still pending analysis by the Agency: financial costs arising from the Confession of Agreements of Debts – CCDs signed between the distributor and the Sectorial Fund, based on Interministerial Ordinances nº 652/2014 and 372/2015. Aneel partially accepted Eletrobras' claim, considering the financial effects of CCDs based only on Interministerial Ordinance No. 652/2014.

Thus, there are in the Technical Note No. 152/2021-SFF-SFG-SRG/ANEEL the following conclusions on the 2nd inspection period of Boa Vista, resulting in a total of BRL 29.7 million, in the position of April/2021, overpaid to the distributor and which must be returned to the CCC:

1) Boa Vista was overpaid by the CCC, in the period from July 2016 to April 2017, in the amount of R$ 30.9 million, updated in the position of April/2021;

2) Boa Vista is entitled to reimbursement, by the CCC, of the amount of BRL 1.2 million, in the position of April/2021, related to the SELIC financial cost under the Interministerial Ordinance No. 652/2014, which authorized the renegotiation of Distributor's debts with CCC creditors, through a Debt Acknowledgment Agreement – CCD.

Thus, the result, still preliminary, of the 2nd inspection period of Boa Vista, negative in BRL 29.7 million, adds to the definitive result of the 1st inspection period of the distributor (positive in BRL 110.9 million), totaling R$81.2 million, in the April/2021 position, to be received by Eletrobras, holder of the credits.

It is also noteworthy that the amount currently recorded for the 2nd inspection period was BRL 27.5 million (asset), and that in the decision of ANEEL (April/2021) it became a return of BRL 29.7 million.

As Eletrobras makes adjustments to the credits assumed by the distributors, recorded in its assets, whenever there is an evolution of the CCC inspection processes carried out by Aneel, such as the issuance of technical notes on August 16, 2021 (values calculated on the base date April /2021), Eletrobras will make provisions in the amount of BRL 57.2 million, reflecting the current expectation on the result of the

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

2nd period of inspection of Boa Vista and the conclusion of the distributor's claims still pending analysis by Aneel, which were considered by Eletrobras as likely to be accepted by the Agency. This provision will be updated and will be reflected in the 3rd ITR.

Rio de Janeiro, August 19, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.